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                          July 12, 2023

       Jennifer Bath
       Chief Executive Officer
       ImmunoPrecise Antibodies Ltd.
       4837 Amber Valley Parkway Suite 11
       Fargo, ND 58104

                                                        Re: ImmunoPrecise
Antibodies Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed July 11, 2023
                                                            File No. 333-273197

       Dear Jennifer Bath:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              James Guttman, Esq.